Delisting Determination, The Nasdaq Stock Market, LLC,
June 9, 2020, Scienjoy Holding Corporation. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the warrants expiring 2-4-2025 of Scienjoy Holding Corporation. (the Company), effective at the opening of the trading session on June 19, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company warrants expiring 2-4-2025 no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on May 22, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company warrants expiring 2-4-2025 became final on June 2, 2020.